January 15, 2013





UNITED STATES of AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549



RE: Access Power, INC

    17336 Hazel Street

    Spring Lake, MI 49456

    CIK:  0001041588





Dear Esteemed Attorneys of the Securities and Exchange Commission,


Access Power, INC is writing to request a withdrawal of the FORM 15 filed with the Commission dated March 13, 2007. The issuer believes that this filing represented an inaccurate and misinformed filing to the public. The filing stated that the Issuer was removing its duty to file reports and seeking exemption in its duty to file pursuant to Rule 15d-6. In analysis of the rule, it is the Issuer's understanding that only a company with fewer than 300 shareholders may use this exemption to satisfy the statute. As of the filing on March 13, 2007, there were 492 shareholders of record. As of today January 10, 2013 there are 541 shareholders of record with the issuers transfer agent, Standard Registrar and Transfer Co, INC.


We believe that previous management made an error in filing the FORM 15.
We request its withdrawal. The issuer as you may know if attempting to bring current its obligation and duty to file reports with the Commission pursuant to the Act of 1934. In addition, we are not selling stock in the market place.


Furthermore, we wish to advise the Commission that management is working to bring current all reports promptly so that we will be in compliance with our duty to file quarterly and annual reports with the esteemed Securities and Exchange Commission. We are also working to have audited results filed with the SEC. It is the intent of management to bring all past reports current. We are bringing our best effort to comply with all aspects of the Exchange Act of 1934.



In kindest regards,




Patrick J Jensen

Director

Access Power, INC